CUSIP NO. 063904 10 6	Page 1 of 5 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ____)*

Bank of the Ozarks, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

063904 10 6

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]  Rule 13d-1(b)

[   ]  Rule 13d-1(c)

[X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 063904 10 6.

CUSIP NO. 063904 10 6	Page 2 of 5 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
George G. Gleason, II
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)[ ] (b)[ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5.	Sole Voting Power
5,728,425
6.	Shared Voting Power
12,219
7.	Sole Dispositive Power
5,728,425
8.	Shared Dispositive Power
12,219
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,997,820
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
[ ]
11.	Percent of Class Represented by Amount in Row (9)
4.9%
12.	Type of Reporting Person (See Instructions)
IN

CUSIP NO. 063904 10 6	Page 3 of 5 Pages

ITEM 1.
(a)	NAME OF ISSUER:
Bank of the Ozarks, Inc.
(b)	ADDRESS OF ISSUER’S PRINCIPAL EXEUCTIVE OFFICES:
17901 Chenal Parkway, Little Rock, Arkansas 72223
ITEM 2.
(a)	NAME OF PERSON FILING:
George G. Gleason, II
(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
17901 Chenal Parkway, Little Rock, Arkansas 72223
(c)	CITIZENSHIP:
United States of America
(d)	TITLE OF CLASS OF SECURITIES:
Common Stock, par value $0.01 per share.
(e)	CUSIP NUMBER:
063904 10
ITEM 3.IF THIS STATEMENT IS FILED PURSUANT TO (S) (S) 240.13d-1(b) OR 240.13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:
(a)	[ ]Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[ ] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

CUSIP NO. 063904 10 6	Page 4 of 5 Pages

(g)	[ ]A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable
ITEM 4. OWNERSHIP.
(a)	Amount Beneficially Owned:
5,997,820
(b)	Percent of Class:
4.9% (based upon 121,267,621 shares of outstanding at December 31, 2016 and 94,000 shares representing vested options included in Item 4 (a)).
(c)	Number of shares as to which such person has:
(i)Sole power to vote or direct the vote

5,728,425, which includes (i) 894,374 shares held directly by Mr. Gleason, (ii) 1,974,418 shares held in Mr. Gleason’s account in the Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan as of December 31, 2016 (iii) 2,571,200 shares owned of record by a trust for which Mr. Gleason is sole trustee, (iv) 180,124 shares held in a Trust in which Mr. Gleason, his spouse and descendants are beneficiaries and (v) 108,309 shares of restricted stock issued by the Company’s restricted stock plan.

(ii)Shared power to vote or to direct the vote
12,219, all of which are held of record in a charitable trust for which Mr. Gleason is a co-trustee with his spouse.
(iii)Sole power to dispose or to direct the disposition of 5,728,425 shares.
(iv)Shared power to dispose or to direct the disposition of
12,219 all of which are held of record in a charitable trust for which Mr. Gleason is a co-trustee with his spouse.

CUSIP NO. 063904 10 6	Page 5 of 5 Pages

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the securities, check the following (X).

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
Not applicable
ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
Not applicable
ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not applicable
ITEM 9. NOTICE OF DISSOLUTION OF GROUP.
Not applicable
ITEM 10. CERTIFICATION.
Not applicable

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2017

  /s/ George G. Gleason

---------------------------------

Name: George G. Gleason, II

Title:Chairman & CEO